SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-
14, SEC File No. 333-182375, was filed on June 27,
2012 and amended on July 25, 2012. This filing relates to an Agreement and Plan of Reorganization whereby Federated U.S. Treasury Cash Reserves
(Surviving Fund), a portfolio of Money Market
Obligations Trust, acquired all of the assets of U.S.
Treasury Money Market Fund (Acquired Fund), a portfolio of Performance Funds Trust, in exchange for Service Shares of the Surviving Fund. Service
Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired
Fund in complete liquidation and termination of the Acquired Fund. As a result, effective September 21,
2012, each shareholder of the Acquired Fund became the owner of Surviving Fund Service
Shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees at their Special Meeting held on June 25, 2012 and was also approved by Acquired Fund shareholders at a Special Meeting held on September 19, 2012.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the SEC on August 8, 2012.